Exhibit 12.1

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2008	2007	2006	2005	2004
(Thousands of Dollars)

Income from continuing operations before interest charges and income taxes	$113,228	$101,867	$100,080	$78,676	$78,604
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,691	1,485	1,291	938	538
Total Earnings	$114,919	$103,352	$101,371	$79,614	$79,142

Interest on long-term debt – Laclede Gas	$19,851	$22,502	$22,329	$22,835	$22,010
Other Interest	9,626	11,432	10,555	4,418	3,511
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,691	1,485	1,291	938	538
Total Fixed Charges	$31,168	$35,419	$34,175	$28,191	$26,059

Ratio of Earnings to Fixed Charges	3.69	2.92	2.97	2.82	3.04